UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scandium International Mining Corp.
(Name of Issuer)

Common shares
(Title of Class of Securities)

268665106
(CUSIP Number)

February 12, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 268665106

1	Names of Reporting Persons
Till Capital Ltd.

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
	5	Sole Voting Power 0

Number of	6	Shared Voting Power 10,333,333(1)
Shares
Beneficially	7	Sole Dispositive Power 0
Owned by Each
Reporting Person	8	Shared Dispositive Power 10,333,333 (1)
With:

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,333,333

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
4.6%(2)

12	Type of Reporting Person (See Instructions)
CO, HC
(1)	Consists of 10,333,333 shares owned through its wholly-owned subsidiary, Resource Re Ltd.

(2)	225,047,200 shares of Scandium International Mining Corp. were outstanding as of November 12, 2015, as reported on its Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 12, 2015.

SCHEDULE 13G/A

CUSIP No. 268665106

1	Names of Reporting Persons
Resource Re Ltd.

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
	5	Sole Voting Power 0

Number of	6	Shared Voting Power 10,333,333(1)
Shares
Beneficially	7	Sole Dispositive Power 0
Owned by Each
Reporting Person	8	Shared Dispositive Power 10,333,333 (1)
With:

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,333,333

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
4.6%(2)

12	Type of Reporting Person (See Instructions)
CO
(1)	Till Management Co. is the investment manager of the assets of Resource Re. Ltd, pursuant to an investment management agreement dated April 24, 2014 between Resource Re Ltd. and Till Management Co. (the “Investment Management Agreement”) and as such may exercise voting and dispositive power over these shares. Till Management Co. is an indirect wholly-owned subsidiary of Till Capital Ltd.

(2)	225,047,200 shares of Scandium International Mining Corp. were outstanding as of November 12, 2015, as reported on its Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 12, 2015.

SCHEDULE 13G/A

CUSIP No. 268665106

1	Names of Reporting Persons
Till Management Co.

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
Nevada
	5	Sole Voting Power 0

Number of	6	Shared Voting Power 10,333,333(1)
Shares
Beneficially	7	Sole Dispositive Power 0
Owned by Each
Reporting Person	8	Shared Dispositive Power 10,333,333 (1)
With:

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,333,333

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
4.6%(2)

12	Type of Reporting Person (See Instructions)
CO
(1)	Till Management Co. is the investment manager of the assets of Resource Re. Ltd, pursuant to the Investment Management Agreement and as such may exercise voting and dispositive power over these shares. Till Management Co. is an indirect wholly-owned subsidiary of Till Capital Ltd.

(2)	225,047,200 shares of Scandium International Mining Corp. were outstanding as of November 12, 2015, as reported on its Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 12, 2015.

SCHEDULE 13G/A

CUSIP No. 268665106

1	Names of Reporting Persons
William A. Lupien

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
	5	Sole Voting Power 0

Number of	6	Shared Voting Power 10,333,333(1)
Shares
Beneficially	7	Sole Dispositive Power 0
Owned by Each
Reporting Person	8	Shared Dispositive Power 10,333,333 (1)
With:

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,333,333

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
4.6%(2)

12	Type of Reporting Person (See Instructions)
IN
(1)	William A. Lupien is the Chief Investment Officer of Till Management Co. and as such may exercise voting and dispositive power over these shares.

(2)	225,047,200 shares of Scandium International Mining Corp. were outstanding as of November 12, 2015, as reported on its Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 12, 2015.

Item 1.

(a)	Name of Issuer: Scandium International Mining Corp.

(b)	Address of Issuer’s Principal Executive Offices: 1430 Greg Street, Suite 501, Sparks, Nevada, 89431

Item 2.

(a)

Name of Persons Filing:

The Reporting Persons (as defined herein) originally filed a Schedule 13G on January 29, 2016 (the “Schedule 13G”) to report their beneficial ownership of shares of Scandium International Mining Corp. (the “Issuer”). This Amendment No.1 to Schedule 13G (the “Amendment”) is being filed jointly by Till Capital Ltd., Resource Re Ltd., Till Management Co. and William A. Lupien (each individually a “Reporting Person” and collectively the “Reporting Persons”) to disclose that the Reporting Persons cease to beneficially own more than 5% of the Issuer’s common stock and will no longer be reporting persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 1.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Till Capital Ltd. and Resource Re Ltd. is: Continental Building, 25 Church Street, Hamilton, HMCX, Bermuda.

The address of the principal business office of Till Management Co. and Mr. Lupien is: 13403 N Government Way, Suite 212, Hayden, ID 83835.

(c)

Citizenship:

Till Capital Ltd. and Resource Re Ltd. were formed under the laws of Bermuda. Till Management Co. was formed under the laws of Nevada. Mr. Lupien is a citizen of the United States of America.

(d)	Title and Class of Securities: Common Shares

(e)	CUSIP No.: 268665106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.           Ownership

(a)	Amount Beneficially Owned: Till Capital Ltd.: 10,333,333 Resource Re Ltd.: 10,333,333 Till Management Co.: 10,333,333 William A. Lupien: 10,333,333
(b)	Percent of Class: Till Capital Ltd.: 4.6% Resource Re Ltd.: 4.6% Till Management Co.: 4.6% William A. Lupien: 4.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Till Capital Ltd.: 0 Resource Re Ltd.: 0 Till Management Co.: 0 William A. Lupien: 0

(ii)	Shared power to vote or to direct the vote: Till Capital Ltd.: 10,333,333 Resource Re Ltd.: 10,333,333 Till Management Co.: 10,333,333 William A. Lupien: 10,333,333

(iii)	Sole power to dispose or to direct the disposition of: Till Capital Ltd.: 0 Resource Re Ltd.: 0 Till Management Co.: 0 William A. Lupien: 0

(iv)	Shared power to dispose or to direct the disposition of: Till Capital Ltd.: 10,333,333 Resource Re Ltd.: 10,333,333 Till Management Co.: 10,333,333 William A. Lupien: 10,333,333

Till Management Co. is the investment manager of the assets of Resource Re. Ltd, pursuant to the Investment Management Agreement and as such may exercise voting and dispositive power over these shares. Mr. Lupien is the Chief Investment Officer of Till Management Co. and as such may exercise voting and dispositive power over these shares. Till Management Co. is an indirect wholly-owned subsidiary of Till Capital Ltd.

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

The Reporting Persons cease to beneficially own 5% or more of any class and hereby cease to be reporting persons under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 6.           Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Exhibit 2.

Item 8.           Identification and classification of members of the group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, (i) the foreign regulatory scheme applicable to the non-U.S. institutions is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each of the undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D; and (ii) the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016